File No. 82-34719

SECURITAS

[redacted] Release from Securitas AB

December 15, 2005

Securitas acquires guarding company in Spain with MEUR 49 in sales

Securitas acquires Black Star in Spain, the leading private security company in the Andalucía region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucía, as well as in Madrid, Barcelona and Murcia.

The company has forecasted sales of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 23 (MSEK 217) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Information:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
	+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Notes to Editors:

Securitas guarding operation in Europe and USA provides Guarding services within permanent guarding, time-sharing services and combined solutions. Total sales are approximately MSEK 46,000 with close to 200,000 employees.

The European business is divided into small customer, large customer, airport and seaport security. The division is active in 20 countries organized in 125 geographical areas and 850 local branches with a market share of 15 percent. The U.S. division is organized in 13 guarding regions, 100 geographical areas and 650 local branch offices with a market share of 20 percent, being the leading security supplier in the U.S.

Securitas is a world leader in security, active in more than 20 countries in Europe and the USA. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for large alarm systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash transport, management and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 65,000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70